                                    FORM 11-K



                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                  ANNUAL REPORT



                            PURSUANT TO SECTION 15(d)

                                     of the

                         SECURITIES EXCHANGE ACT OF 1934




                   For the fiscal year ended December 31, 1996




                  EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM




                          The Columbia Gas System, Inc.
                      Suite 300, 12355 Sunrise Valley Drive
                           Reston, Virginia 20191-3420

                             EMPLOYEES' THRIFT PLAN

                             OF COLUMBIA GAS SYSTEM

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1996 AND 1995



Report of Independent Public Accountants..........................................................................  3

Statements of Net Assets Available for Benefits...................................................................  4

Statement of Changes in Net Assets Available for Benefits.........................................................  5

Notes to Financial Statements and Schedules.......................................................................  6

Schedule A - Statements of Net Assets Available for Benefits......................................................  11

Schedule B - Statement of Changes in Net Assets Available for Benefits............................................  13

Item 27(a) - Schedule of Assets Held for Investment Purposes......................................................  15

Item 27(d) - Schedule of Reportable Transactions..................................................................  16

Consent of Independent Public Accountants.........................................................................  18

Federal Tax Consequences (Unaudited)..............................................................................  19



All other schedules are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and applicable regulations issued by the Department of Labor.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Thrift Plan Committee of the
  Employees' Thrift Plan of Columbia
  Gas System:


         We have audited the accompanying statements of net assets available for benefits of the Employees' Thrift Plan of Columbia Gas System (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits (Schedule A) and the statement of changes in net assets available for benefits (Schedule B) is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

         As explained in the notes thereto, information certified by the trustee and presented in the schedule of assets held for investment purposes and the schedule of reportable transactions does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                                                             ARTHUR ANDERSEN LLP

New York, New York
June 4, 1997

                  EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                     December 31, 1996     December 31, 1995
                     -----------------     -----------------

Assets
------

Investments at fair value:

The Columbia Gas System, Inc.
   Common Stock                                $312,295,105    $281,964,004
Interest-bearing cash                             2,867,931       2,067,750
                                               ------------    ------------

Total Columbia Gas Stock Fund                  $315,163,036    $284,031,754

Fidelity Mutual Funds:

     Retirement Money Market Portfolio         $ 63,338,627    $ 40,454,700
Magellan Fund                                    25,427,413      27,461,720
     Contrafund                                  14,692,522       6,465,118
     Growth Company Fund                          9,411,407       3,715,110
     Growth & Income Portfolio                   40,140,670      26,471,961
     Intermediate Bond Fund                      40,243,765      45,273,849
     Overseas Fund                                8,064,260       7,224,105
     Europe Fund                                  3,156,219       1,250,274
     Pacific Basin Fund                           1,382,440       1,195,685
     Balanced Fund                               13,409,495      14,169,385
     Capital Appreciation Fund                    2,209,569       1,442,322
     Short-Term Bond Fund                         3,448,915       3,073,421
     Spartan U.S. Equity Index Fund              60,565,817      51,424,890
                                               ------------    ------------

Loans to Participants                             7,228,579              --
                                               ------------    ------------

                                               $607,882,734    $513,654,294

Columbia Gas Litigation Settlement (Note 5)       2,008,983              --

Employer Contributions Receivable                 1,009,880       1,023,167

Participant Deposits Receivable                   1,820,000       1,816,274
                                               ------------    ------------
          Total Assets                         $612,721,597    $516,493,735
                                               ============    ============




      The accompanying notes to financial statements and schedules are an integral part of these statements.

                  EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                      For the Year Ended December 31, 1996
                      ------------------------------------



Net Assets, Beginning of Year                                                       $516,493,735

Net Investment Income                                                                 19,581,815

Net Realized Gain on Securities Sold or
     Distributed                                                                      60,969,843


Net Change in Unrealized Appreciation on
     Investments                                                                      63,838,899

Participants' Deposits                                                                23,564,909

Columbia's Contributions                                                              12,471,268

Distributions to Participants                                                        (86,419,955)

Interfund Exchanges                                                                            0

Columbia Gas Litigation Settlement (Note 5)                                            2,008,983
Loan Activity:
Withdrawal                                             (8,153,438)
     Administrative Fees                                  (36,826)
     Repayment (Principal)                                885,621
     Repayment (Interest)                                 288,164
     Net Receivable                                     7,228,579
                                                      -----------

                                                                                         212,100
                                                                                    ------------
Net Assets, End of Year                                                             $612,721,597
                                                                                    ============


       The accompanying notes to financial statements and schedules are an integral part of this statement.

                  EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                     December 31, 1996 and December 31, 1995


1.       Description of the Plan

         The Employees' Thrift Plan of Columbia Gas System (the "Plan") was adopted by the Board of Directors of The Columbia Gas System, Inc. ("Columbia") on May 1, 1958. Its purpose is to encourage employees to adopt a regular savings program and to provide additional security for retirement. Each employee who works for a Columbia company participating in the Plan is eligible to join the Plan on the first day of any month after completing twelve months of service. Participation is voluntary, and participants are fully and immediately vested in the Plan.

         The Plan offers a wide range of funds to Plan participants. All but the Columbia Gas Stock Fund are offered through Fidelity Investments' family of mutual funds. The investment options offered include:

         Columbia Gas Stock Fund: This Fund consists almost entirely of Columbia Common Stock. A small portion is invested in money market instruments for administrative purposes.

         Retirement Money Market Portfolio: The Retirement Money Market Portfolio seeks to maximize current income consistent with the preservation of capital. The Portfolio invests in high quality U.S. dollar denominated money market instruments of U.S. and foreign issuers.

         Short-Term Bond Fund: The Short-Term Bond Fund seeks current income consistent with preservation of capital, by investing in a broad range of investment grade fixed income securities. The assets of the fund are invested in securities with a maturity of 1 to 3 years.

         Intermediate Bond Fund: The Intermediate Bond Fund is an income-oriented mutual fund that seeks a high level of current income. The Fund invests primarily in investment grade corporate debt obligations, as well as obligations issued or guaranteed by the U.S. Government and its agencies or instrumentalities, U.S. banks, prime commercial paper, as well as a limited amount of high quality foreign debt instruments.

         Balanced Fund: The Balanced Fund is a growth and income mutual fund that seeks the highest amount of income possible while still preserving its capital investment. The Fund invests in a broadly diversified (domestic and foreign) portfolio of high-yielding securities, including common stocks, preferred stocks and bonds. At least 25% of the Balanced Fund's assets are always invested in fixed-income securities.

         Spartan U.S. Equity Index Fund (formerly U. S. Equity Index Portfolio):
         The Spartan U.S. Equity Index Fund is a growth and income mutual fund that seeks to duplicate the composition and total return of the Standard & Poor's 500 Composite Stock Price Index (S&P). The Fund invests primarily in the common stock of the 500 companies that make up the S&P.

         Growth & Income Portfolio: The Growth & Income Portfolio is a growth and income mutual fund that seeks long-term capital growth, current income and growth of income with reasonable investment risk. The Portfolio is primarily invested in the securities of companies with the potential for growth of earnings while paying current dividends, as well as securities convertible into common stocks, preferred stocks and fixed income securities.

         Magellan Fund: The Magellan Fund's goal is capital appreciation. Magellan primarily invests in common stock and securities convertible into common stock of U.S., multinational, and foreign companies of all sizes and industries that offer potential for growth. Up to 20% of the Fund may be invested in fixed income securities.


         Contrafund: The Contrafund seeks capital appreciation by investing primarily in undervalued domestic and foreign stocks. These companies may have favorable long-term outlooks due to termination of unprofitable operations, changes in management, industry or products, or possible mergers and acquisitions. A substantial portion of the portfolio is invested in medium- to small-capitalization stocks.

         Growth Company Fund: The Growth Company Fund focuses on capital appreciation by investing primarily in common stocks with above-average growth characteristics. Investments include both foreign and domestic securities. Growth can be measured by earnings or gross sales.

         Capital Appreciation Fund: The Capital Appreciation Fund seeks capital appreciation by investing primarily in common stocks of well-known and established companies as well as smaller, lesser-known companies. Investments include domestic and foreign securities.

         Overseas Fund: The Overseas Fund is a growth mutual fund that seeks long-term capital growth through investments in foreign securities in both developed and emerging markets. At least 65% of its total assets are invested in securities of issuers from at least three countries outside of North America.
         Currency hedging is permitted.

         Europe Fund: The Europe Fund seeks long-term capital growth by investing primarily in companies in Western Europe. The Fund may also invest in Eastern Europe. Normally, the Fund intends to maintain investments in at least three different countries, though it may at times invest all of its assets in a single country. A 1% redemption fee will be charged for shares held less than 90 days.

         Pacific Basin Fund: Pacific Basin Fund seeks long-term growth of capital by investing in companies in the Pacific Basin. The Fund will generally be invested in at least three different countries, although it may at times invest all of its assets in one country. (It normally invests a significant percentage of its assets in Japan.) A 1% redemption fee will be charged for shares held less than 90 days.

         Fidelity is the Trustee of the Plan assets.

         Employees may deposit up to 6% of their monthly base pay, subject to IRS limitations, in the various investment funds, and Columbia will match such deposits at various levels based on the period of an employee's participation in the Plan. Columbia's contributions are invested in the Columbia Gas Stock Fund except for employees age 55 or older who may direct monthly Columbia contributions among any of those funds available for Plan participants' deposits. Employees may also invest up to an additional 10% of their monthly base pay, subject to IRS limitations, but no additional contributions will be made by Columbia. Employee deposits may be made on an after-tax and/or before-tax basis. Before-tax deposits are not subject currently to Federal income tax but are taxable to the employee when they are withdrawn from the Plan. Prior to age 59-1/2, an active employee may withdraw before-tax deposits only under certain hardship conditions. Such withdrawals are subject to a 10% excise tax. If an employee makes a withdrawal from his account, his future deposits are subject to various suspension periods depending on the type of withdrawal. After-tax deposits are taxed before they go into the applicable Funds of the Plan; therefore, they will not be taxed again.

         The administrative expenses of the Plan are paid by the participating subsidiaries of Columbia. Administrative fees relating to participant loans are borne by the participants.

         The value of participants' deposits in the Plan is reflected in Shares/Units in each applicable Fund. Each Share/Unit has a value equal to every other Share/Unit in that Fund. The value of a Share/Unit is determined daily by dividing the value of each Fund by its total number of outstanding Shares/Units.

         The following is a summary of the Share/Unit Values and Shares/Units outstanding as of:


                                              December 31, 1996                      December 31, 1995
                                       -------------------------------        ------------------------------
                                           Share/Unit          Shares/           Share/Unit          Shares/
                                              Value             Units               Value             Units
                                              -----             -----               -----             -----
                                               ($)                                   ($)
Columbia Gas Stock Fund                       23.52          13,401,206            16.09         17,657,667

Retirement Money
   Market Portfolio                            1.00          63,338,627             1.00         40,454,700
Magellan Fund                                 80.65             315,281            85.98            319,397
Contrafund                                    42.15             348,577            38.02            170,045
Growth Company Fund                           40.46             232,610            36.29            102,373
Growth & Income Portfolio                     30.73           1,306,237            27.05            978,631
Intermediate Bond Fund                        10.08           3,992,437            10.41          4,349,073
Overseas Fund                                 30.84             261,487            29.07            248,507
Europe Fund                                   26.61             118,610            22.82             54,789
Pacific Basin Fund                            14.70              94,044            15.20             78,664
Balanced Fund                                 14.08             952,379            13.52          1,048,032
Capital Appreciation Fund                     17.64             125,259            16.78             85,955
Short-Term Bond Fund                           8.72             395,518             8.88            346,106
Spartan U.S. Equity Index Fund                26.95           2,247,340            22.57          2,278,462


        As of December 31, 1996 and 1995, the only individual security held by the Plan in excess of 5% of net assets was Columbia Gas Common Stock, 4,908,371 shares valued at $312,295,105 and 6,426,530 shares valued at $281,964,004, respectively.

        The above is a brief description of the Plan and is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

2.      Summary of Significant Accounting Policies

        (A)    Valuation of investments.

        The assets of the Plan are reflected in the accompanying Statements of Net Assets Available for Benefits based on quoted market prices and per share net asset value.

        (B)    Basis of accounting.

        The accounts of the Plan have been maintained on a modified cash basis of accounting; however, the accompanying financial statements have been prepared on an accrual basis as of December 31, 1996 and December 31, 1995, by application of memorandum entries to reflect participant deposits, Columbia contributions and participant loans receivable.

        (C) Net realized gain (loss) on securities sold or distributed.

               The cost of securities sold or distributed is determined on the revalued cost of assets basis, whereby the cost of assets is adjusted to reflect the market value of assets as of the prior year end. The Plan recognized gains and losses on the sale of securities and the distribution of Columbia Gas Common Stock to withdrawn participants in settlement of their accounts equal to the difference between the revalued cost and market value of the securities sold or distributed through December 31, 1996.

        (D)    Unrealized appreciation (depreciation) of investments.

               Fidelity determines the market value of all assets and share values on a daily basis. Unrealized appreciation (depreciation) is equal to the difference between the revalued cost of assets and market value of assets at December 31, 1996.

        (E)    Financial derivatives.

               Plan assets are invested through thirteen mutual funds, any of which could from time-to-time utilize financial derivatives. Generally Accepted Accounting Principles require the investment managers of such funds, e.g., Fidelity, to list in their financial statements the amount and purpose of such derivatives. Participants are provided with copies of the mutual funds= financial statements directly from Fidelity on a regular basis and should refer to these for information on this issue. Generally speaking, the investment managers use derivatives to hedge against certain unwanted actions, e.g., interest rate movements and foreign currency changes.


3.      Participating Companies

               The names of the participating companies, as of December 31, 1996 with contributions for the year ended December 31, 1996 are shown below:

                                                                              Columbia
                                                                           Contributions
                                                                           -------------
Columbia Gas Development Corp..............................                $     82,827
Columbia Gas Transmission Corp.............................                   3,930,057
Columbia Gas of Kentucky, Inc..............................                     305,638
Columbia Gas of Maryland, Inc..............................                      83,520
Columbia Gas of Ohio, Inc..................................                   4,026,449
Columbia Gas of Pennsylvania, Inc..........................                   1,121,628
Columbia Gas System Service Corp...........................                     809,015
Columbia Gulf Transmission Company.........................                     843,082
Columbia Propane Corp......................................                      16,901
Columbia LNG Corp..........................................                      36,431
Columbia Natural Resources, Inc. ..........................                     442,700
Commonwealth Gas Services, Inc.............................                     428,234
Commonwealth Propane, Inc..................................                     208,671
TriStar Ventures Corp. ....................................                      51,486
Columbia Energy Services . . . . . . ......................                      84,391
Columbia Network Services..................................                         238
                                                                           ------------

    Total..................................................                $ 12,471,268
                                                                           ============

4.  Distributions

         As of December 31, 1996 and 1995, amounts due to participants who had requested a withdrawal were $4,822,851 and $4,752,385, respectively.

5.       Columbia Gas System Securities Litigation Settlement

         The Columbia Gas Stock Fund's applicable Securities Litigation Settlement ("Settlement") totaled $2,008,983. Upon receipt, the Settlement monies applicable to Plan participants are invested by the Trustee in the Fidelity Retirement Money Market Fund. Under the terms of the Settlement, these monies plus accumulated interest will be allocated pursuant to the Court Order to current and former Plan participants who acquired units of the Columbia Gas Stock Fund between January 19, 1990 and June 18, 1991. The account allocations are currently being processed and the distribution will be made as soon as practicable. An estimate of distributions to withdrawn participants is not available.

6.       Confederation Life Guaranteed Investment Contract

         On August 12, 1994, the Confederation Life Insurance Company Guaranteed Investment Contract ("GIC") held by the Plan was frozen by Canadian and Michigan regulators. In order to provide liquidity to Plan participants who had invested in the Retirement Money Market/GIC Fund, on September 20, 1995, The Columbia Gas System, Inc. (CG) and Columbia Gas Transmission Corporation (TCO) lent the Plan $4,182,650 and $2,416,711, respectively. As of April 30, 1997, $5,670,026 in proceeds from the liquidation of Confederation Life Insurance Company assets had been received by the Trustee. Proceeds totaling $3,572,116 and $2,097,909 were forwarded to CG and TCO, respectively. The second payment occurred on May 31, 1997. Additional payments will occur at the end of July 1997 and on or about every six months thereafter. Under the provisions of the loans, the principal is to be repaid in full to CG and TCO. After the principal is repaid, any excess monies received on account of the Confederation Life GIC will be paid to the Thrift Plan participants who were invested in the Thrift Plan's Money Market/GIC Fund on the date of the Confederation Life default, August 12, 1994. In no event shall the repayments to CG and TCO exceed the principal amount of the notes.

7.       Tax Status

         See "Federal Tax Consequences" located elsewhere in this document for additional discussion of the tax status.

         The Plan received a favorable determination letter, dated November 28, 1990, from the Internal Revenue Service in which it ruled that the Plan is in compliance with Sections 401(a) and 401(k) and the Trust is exempt from taxation under Section 501(a) of the Internal Revenue Code (IRC). The Company is of the opinion that the Plan, as amended, meets the IRC requirements and, therefore, continues to be tax-qualified and tax-exempt.

8.       Other

         The accompanying Schedules A and B reflect additional detail by Fund of the Statements of Net Assets Available for Benefits for the years ended December 31, 1996 and December 31, 1995 and Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1996.

                                                                      Schedule A
                                                                   (Page 1 of 2)


                  EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 1996

-------------------------------------------------------------------------------------------------------------------------------
                                                                          Assets
-------------------------------------------------------------------------------------------------------------------------------


                                                              Employer Contributions   Participant Deposits
                                     12/31/96 Market Value          Receivable             Receivable
Investments                                                                                                    Total Net Assets
-------------------------------------------------------------------------------------------------------------------------------
Columbia Gas Stock Fund                 $ 315,163,036            $   948,474            $   496,446              $  316,607,956

Fidelity Mutual Funds:

Retirement Money Market                   63,338,627                 16,774                213,506                  63,568,907
Portfolio

Magellan Fund                             25,427,413                  4,219                195,995                  25,627,627

Contrafund                                14,692,522                  5,429                101,277                  14,799,228

Growth Company Fund                        9,411,407                  3,599                 61,103                   9,476,109

Growth & Income Portfolio                 40,140,670                 11,540                210,171                  40,362,381

Intermediate Bond Fund                    40,243,765                  4,403                152,262                  40,400,430

Overseas Fund                              8,064,260                  2,656                 48,998                   8,115,914

Europe Fund                                3,156,219                  1,075                 16,517                   3,173,811

Pacific Basin Fund                         1,382,440                    295                  9,982                   1,392,717

Balanced Fund                             13,409,495                  4,294                 74,980                  13,488,769

Capital Appreciation Fund                  2,209,569                    381                 13,176                   2,223,126

Short-Term Bond Fund                       3,448,915                    383                 21,666                   3,470,964

Spartan U.S. Equity Index Fund            60,565,817                  6,358                203,921                  60,776,096

Columbia Gas Litigation
Settlement (note 5)                        2,008,983                      -                      -                   2,008,983

Loans to Participants                      7,228,579                      -                      -                   7,228,579

-------------------------------------------------------------------------------------------------------------------------------
                                                                          Assets
-------------------------------------------------------------------------------------------------------------------------------


                                                              Employer Contributions   Participant Deposits
                                 12/31/96 Market Value             Receivable             Receivable
Investments                                                                                                    Total Net Assets
-------------------------------------------------------------------------------------------------------------------------------


              TOTAL                 $ 609,891,717                 $  1,009,880            $  1,820,000           $ 612,721,597




                                                                      Schedule A
                                                                   (Page 2 of 2)

                  EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 1995

---------------------------------------------------------------------------------------------------------------------------------
                                                      Assets
---------------------------------------------------------------------------------------------------------------------------------
                                  12/31/95            Employer        Participants Deposits
Investments                     Market Value       Contributions          Receivable             Total           Total Net Assets
                                                     Receivable
---------------------------------------------------------------------------------------------------------------------------------

Columbia Stock Fund            $ 284,031,754        $   966,295          $   597,463          $285,595,512          $ 285,595,512

Fidelity Mutual Funds:

Retirement Money Market
Portfolio                         40,454,700             11,346              181,437            40,647,483             40,647,483

Magellan Fund                     27,461,720              6,420              222,420            27,690,560             27,690,560

Contrafund                         6,465,118              2,499               49,607             6,517,224              6,517,224

Growth Company Fund                3,715,110              1,758               29,781             3,746,649              3,746,649

Growth & Income Portfolio         26,471,961              9,135              164,149            26,645,245             26,645,245

Intermediate Bond Fund            45,273,849              7,612              187,588            45,469,049             45,469,049

Overseas Fund                      7,224,105              3,960               51,449             7,279,514              7,279,514

---------------------------------------------------------------------------------------------------------------------------------
                                                      Assets
---------------------------------------------------------------------------------------------------------------------------------

Europe Fund                        1,250,274                 83                7,839             1,258,196              1,258,196

Pacific Basin Fund                 1,195,685                417               12,380             1,208,482              1,208,482

Balanced Fund                     14,169,385              5,954               87,780            14,263,119             14,263,119

Capital Appreciation Fund          1,442,322                413               10,320             1,453,055              1,453,055

Short-Term Bond Fund               3,073,421                657               22,188             3,096,266              3,096,266

U.S. Equity Index Portfolio       51,424,890              6,618              191,873            51,623,381             51,623,381

           TOTAL                $513,654,294         $1,023,167           $1,816,274          $516,493,735          $ 516,493,735


                                                                      Schedule B
                                                                   (Page 1 of 2)


EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1996



---------------------------------------------------------------------------------------------------------------------------------
                                                   COLUMBIA         RETIREMENT                                         GROWTH
                                   TOTAL          STOCK FUND       MONEY MARKET       MAGELLAN        CONTRAFUND       COMPANY
---------------------------------------------------------------------------------------------------------------------------------
Net Assets, Beginning of
Year                           $ 516,493,735     $ 285,595,512     $ 40,647,483     $ 27,690,560     $  6,517,224     $ 3,746,649

Net Investment Income             19,581,815         3,560,529        2,508,801        4,231,472          961,367         396,533

 Net Realized Gain/(Loss)
 on Securities Sold or
 Distributed                      60,969,843        59,628,789               --       (1,192,650)         208,173         278,867

Net Change Unrealized
Appreciation/(Depreciation)
of Investments                    63,838,899        50,978,979               --         (174,599)         958,054         275,544

Participants' Deposits            23,564,909         6,787,242        2,561,176        2,777,262        1,098,103         668,312

-------------------------------------------------------------------
                                      GROWTH &         INTERMEDIATE
                                       INCOME              BOND
-------------------------------------------------------------------
Net Assets, Beginning of
Year                                $ 26,645,245     $ 45,469,049

Net Investment Income                  1,847,170        2,842,404

 Net Realized Gain/(Loss)
 on Securities Sold or
 Distributed                             971,953         (461,668)

Net Change Unrealized
Appreciation/(Depreciation)
of Investments                         3,275,263         (991,640)

Participants' Deposits                 2,531,250        2,059,553

Columbia Contributions        12,471,268        11,778,183          149,041           62,744           49,525          36,393

Distributions to             (86,419,955)      (38,744,808)     (20,829,342)      (3,329,973)        (893,295)       (701,311)
Participants

Interfund Exchanges                   --       (59,459,612)      39,468,872       (3,886,777)       5,970,649       4,796,467

Columbia Gas Litigation               --
Settlement (Note 5)            2,008,983                --               --               --               --              --

Loan Activity                    212,100        (3,516,858)        (937,124)        (550,412)         (70,572)        (21,345)


Net Assets, End of Year    $ 612,721,597     $ 316,607,956     $ 63,568,907     $ 25,627,627     $ 14,799,228     $ 9,476,109






Columbia Contributions          131,517           67,449

Distributions to             (4,994,119)      (6,026,809)
Participants

Interfund Exchanges          10,433,174       (2,069,279)

Columbia Gas Litigation
Settlement (Note 5)                  --

Loan Activity                  (479,072)        (488,629)


Net Assets, End of Year    $ 40,362,381     $ 40,400,430

                                                                      Schedule B
                                                                   (Page 2 of 2)



EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1996

----------------------------------------------------------------------------------------------------------------------
                                                                                           CAPITAL         SHORT-TERM
                          OVERSEAS          EUROPE      PACIFIC BASIN      BALANCED      APPRECIATION         BOND
----------------------------------------------------------------------------------------------------------------------

Net Assets,
Beginning of              $7,279,514     $1,258,196      $1,208,482      $14,263,119       $1,453,055       $3,096,266
 Year

Net Investment Income        487,418        209,310           7,710          605,374          191,712          182,425

Net Realized
Gain/(Loss) on
Securities Sold or           313,822         93,652           9,900          (73,121)          69,155          (27,513)
Distributed

Net Change
Unrealized
Appreciation/(Depreciation)  149,289        191,439         (63,489)         552,134            1,148          (24,491)
of Investments

Participants'                695,806        152,960         155,913        1,026,701          247,829          274,477
Deposits

Columbia                      34,187          6,022           3,667           57,546            6,628            6,558
Contributions

Distributions to          (1,520,361)      (235,460)       (111,909)      (1,853,497)        (370,064)        (563,582)
Participants

Interfund Exchanges          733,120      1,509,822         190,461         (844,189)         634,283          600,735

Columbia Gas
Litigation                        --             --              --               --               --               --
Settlement (Note 5)

Loan Activity                (56,881)       (12,130)         (8,018)        (245,298)         (10,620)         (73,911)


Net Assets, End of        $8,115,914     $3,173,811      $1,392,717      $13,488,769       $2,223,126       $3,470,964
Year



-------------------------------------------------------------------------------------
                                           SPARTAN           COLUMBIA
                                         U.S. EQUITY           GAS             LOAN
                                            INDEX           LITIGATION       ACTIVITY
-------------------------------------------------------------------------------------
Net Assets,
Beginning of                            $51,623,381          $
 Year                                                            --            --

Net Investment Income                     1,549,590              --            --

Net Realized
Gain/(Loss) on
Securities Sold or                        1,150,484              --            --
Distributed

Net Change
Unrealized
Appreciation/(Depreciation)               8,711,268              --            --
of Investments

Participants'                             2,528,325              --            --
Deposits

Columbia                                     81,808              --            --
Contributions

Distributions to                         (6,245,425)             --            --
Participants

Interfund Exchanges                       1,922,274              --            --

Columbia Gas
Litigation                                       --       2,008,983            --
Settlement (Note 5)

Loan Activity                              (545,609)             --     7,228,579


Net Assets, End of                      $60,776,096      $2,008,983    $7,228,579
Year

Employer ID#: 13-1594808
Plan #: 002


                  EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM

           ITEM 27(a) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1996


Identity of Issuer,
 Borrower, Lessor,
 or Similar Party*                 Description of Investment                        Cost                 Value
---------------------------------------------------------------------------------------------------------------
      Columbia            13,401,206 units of Columbia Gas Stock Fund(1)             --(2)        $ 315,163,036

      Fidelity            63,338,627 shares of Retirement Money Market               --(2)           63,338,627
                          Portfolio

      Fidelity            315,281 shares of Magellan Fund                            --(2)           25,427,413

      Fidelity            348,577 shares of Contrafund                               --(2)           14,692,522

      Fidelity            232,610 shares of Growth Company Fund                      --(2)            9,411,407

      Fidelity            1,306,237 shares of Growth & Income Portfolio              --(2)           40,140,670

      Fidelity            3,992,437 shares of Intermediate Bond Fund                 --(2)           40,243,765

      Fidelity            261,487 shares of Overseas Fund                            --(2)            8,064,260

      Fidelity            118,610 shares of Europe Fund                              --(2)            3,156,219

      Fidelity            94,044 shares of Pacific Basin Fund                        --(2)            1,382,440

      Fidelity            952,379 shares of Balanced Fund                            --(2)           13,409,495

      Fidelity            125,259 shares of Capital Appreciation Fund                --(2)            2,209,569

      Fidelity            395,518 shares of Short-Term Bond Fund                     --(2)            3,448,915

      Fidelity            2,247,340 shares of Spartan U.S. Equity Index
                           Fund                                                      --(2)           60,565,817

    Participants          Loans to Participants                                    7,228,579          7,228,579
                                                                                                  -------------


                          TOTAL THRIFT PLAN(2)                                                    $ 607,882,734


      *     All parties listed are considered parties-in-interest.

      (1) Actual shares of The Columbia Gas System, Inc. Common Stock held equals 4,908,371, valued at $312,295,105.

      (2) Records are maintained by Fidelity on a fair market value basis; therefore, historical cost basis information is unavailable.

-----------------------------------------------------------------------------------------------------------------------------------
Employer ID#: 13-1594808
-----------------------------------------------------------------------------------------------------------------------------------
Plan #: 002

                                            EMPLOYEES= THRIFT PLAN OF COLUMBIA GAS SYSTEM


                                           Item 27(d) Schedule of Reportable Transactions

                                                  Individual Transactions By Issue

                                                For The Year Ended December 31, 1996



                                                                                            Current Value of
     Identity      Description       Purchase     Selling      Transaction    Cost of     Asset on Transaction      Net Gain
      of Party       of Asset          Price        Price        Expense       Asset               Date              (Loss)
      --------       ---------         ------       ------       -------       ------              -----             ------

 No Reportable Transactions


NOTE: There were no lease rentals during the year.

Employer ID#:13-1594808
Plan #: 002

                                            EMPLOYEES THRIFT PLAN OF COLUMBIA GAS SYSTEM
                                           Item 27(d) Schedule of Reportable Transactions
                                                  Cumulative Transactions By Issue
                                                For the Year Ended December 31, 1996

----------------------------------------------------------------------------------------------------------

    Identity                Description                                                       Transaction
    of Party*                of Asset              Total Purchases      Total Sales             Expenses
   ---------               -------------           ---------------      -----------             --------
----------------------------------------------------------------------------------------------------------
Columbia           Columbia Gas Stock Fund             $46,543,611                    --
----------------------------------------------------------------------------------------------------------
Columbia           Columbia Gas Stock Fund                      --          $129,580,293          ---
----------------------------------------------------------------------------------------------------------
Fidelity           Magellan Fund                        15,932,705                    --           --
----------------------------------------------------------------------------------------------------------
Fidelity           Magellan Fund                                --            16,599,763           --
----------------------------------------------------------------------------------------------------------
Fidelity           Intermediate Bond Fund               11,089,586                    --           --
----------------------------------------------------------------------------------------------------------
Fidelity           Intermediate Bond Fund                       --            14,666,362           --
----------------------------------------------------------------------------------------------------------
Fidelity           Retirement Money
                   Market Fund                          84,500,690                    --           --
----------------------------------------------------------------------------------------------------------
Fidelity           Retirement Money
                   Market fund                                  --            61,616,763           --
----------------------------------------------------------------------------------------------------------
Fidelity           Spartan U.S. Equity Index            12,976,766                    --           --
                   Fund
----------------------------------------------------------------------------------------------------------
Fidelity           Spartan U.S. Equity Index
                   Fund                                         --            13,697,592           --
----------------------------------------------------------------------------------------------------------
Fidelity           Growth & Income Fund                 26,350,000                    --           --
----------------------------------------------------------------------------------------------------------
Fidelity           Growth & Income Fund                                       16,928,507           --
----------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------
                                   Current Value of
    Identity                           Asset on
    of Party*     Cost of Asset    Transaction Date        Net Gain or Loss
   ---------      -------------    ----------------        ----------------
---------------------------------------------------------------------------
Columbia            $46,543,611           $46,543,611                    --
---------------------------------------------------------------------------
Columbia                    (1)          $129,580,293           $45,624,581
---------------------------------------------------------------------------
Fidelity             15,932,705            15,932,705                    --
---------------------------------------------------------------------------
Fidelity                    (1)            16,599,763               698,390
---------------------------------------------------------------------------
Fidelity             11,089,586            11,089,586                    --
---------------------------------------------------------------------------
Fidelity                    (1)            14,666,362             (316,061)
---------------------------------------------------------------------------
Fidelity
                     84,500,690            84,500,690                    --
---------------------------------------------------------------------------
Fidelity
                            (1)            61,616,763                     0
---------------------------------------------------------------------------
Fidelity             12,976,766            12,976,766                    --

---------------------------------------------------------------------------
Fidelity
                            (1)            13,697,592             3,360,733
---------------------------------------------------------------------------
Fidelity             26,350,000            26,350,000                    --
---------------------------------------------------------------------------
Fidelity                    (1)            16,928,507             1,613,311
---------------------------------------------------------------------------

*   All parties listed are considered parties-in-interest.

(1) Records are maintained by Fidelity; historical cost information unavailable.
Note: There were no lease rentals during the year.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


   As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed Form S-8 Registration Statement File No. 33-42776.



                                        ARTHUR ANDERSEN LLP



New York, New York
June 4, 1997

                            FEDERAL TAX CONSEQUENCES
                                   (Unaudited)


         NOTE: THE INFORMATION PROVIDED HEREIN IS INTENDED TO PROVIDE GENERAL INFORMATION REGARDING THE FEDERAL TAX TREATMENT OF AN INDIVIDUAL'S WITHDRAWALS OF FUNDS FROM THE PLAN. THE INFORMATION IS BASED ON CURRENT INTERNAL REVENUE CODE PROVISIONS AND REGULATIONS IN EFFECT AS OF 1/1/97 AND DOES NOT ADDRESS ANY STATE AND LOCAL TAX CONSEQUENCES OF PLAN WITHDRAWALS.

         PARTICIPANTS ARE URGED TO CONSULT WITH THEIR PERSONAL TAX ADVISOR BEFORE MAKING PLAN WITHDRAWALS.

Tax Treatment of Distributions and Withdrawals

If a participant withdraws money from the Plan, some or all of the participant's withdrawal may be taxed. To the extent that any taxable money is sent directly to the participant, the Trustee is required to withhold 20% of the taxable amount to meet Federal tax requirements. A participant can avoid the 20% Federal withholding requirement by requesting a direct rollover of all or part of the taxable portion of the participant's withdrawal and distribution to an Individual Retirement Account (IRA) or to another tax-qualified plan.

In addition to ordinary income taxes, a 10% additional income tax may be imposed on the taxable portion of a participant's distribution unless:

- the participant is age 55 or older in the year he or she terminates employment with Columbia,
- the participant is age 59-1/2 or over when he or she receives the distribution,
- the withdrawal is due to disability or death,
- the withdrawal is used to pay unreimbursed medical expenses,
- payment is made to an alternate payee under a QDRO, or
- the withdrawal is rolled over directly to an Individual Retirement Account
  (IRA) or another qualified plan.

Tax Treatment of Withdrawals

The following withdrawals are 100% taxable, even for hardship:
- Company contributions and their earnings,
- a participant's savings in a before-tax account and their earnings,
- earnings on a participant's Rollover Contributions, lump sum and after-tax deposits, and
- a participant's Rollover Contribution deposits.

All of a participant's after-tax deposits made to the Plan before January 1, 1987 can be withdrawn during active employment for any reason with no taxes applied to the withdrawal.

A participant's after-tax deposits made to the Plan after December 31, 1986 can also be withdrawn for any reason, but such withdrawals are tax free. Once a participant has withdrawn all pre-1987 after-tax contributions, a portion of each subsequent withdrawal from the participant's after-tax account will be considered investment earnings, and will be taxable. The amount of your withdrawal that is considered a return of the participant's after-tax savings, and consequently non-taxable, will be determined as follows:

Total remaining savings before a participant's withdrawal in his or her after-tax account contributed after December 31, 1986 divided by total remaining savings in his or her after-tax account contributed after December 31, 1986, plus his or her investment earnings multiplied by the total amount of the withdrawal equals non-taxable portion of the participant's withdrawal.

For example:
-        If savings in a participant's after-tax account
         contributed after 12/31/86 equals                            $3,000
-        And the investment earnings since 12/31/86 equals            $1,000
-        The total of the after-tax savings contributed after
         12/31/86 plus investment earnings equals                     $4,000
-        And the withdrawal equals                                    $1,000
-        3/4 of the withdrawal will not be taxable ($3,000)
         divided by $4,000);
         1/4 of the withdrawal will be taxable
-        Non-taxable amount equals                                    $  750
-        Taxable amount equals                                        $  250

In other words, in the above example, if a participant withdraws $1,000 from his or her after-tax account that he or she contributed to the Plan after December 31, 1986, $750 would not be taxable; $250 would be considered by the IRS to be a return of investment earnings and subject to regular income tax, the 20% withholding requirement and possibly the 10% additional tax.


Tax Treatment of Withdrawals From a Participant's Before-Tax Account

A participant's before-tax contributions are not taxed when they go into his or her account, rather they are fully taxed when withdrawn. If a participant withdraws money from his or her account during active employment, the money will be added to his or her other income for that year and taxed at the participant's applicable income tax rate. Withdrawals during active employment may also be subject to a 10% additional tax over and above any regular income taxes due, unless a participant meets any of the conditions previously listed under Tax Treatment of Distributions and Withdrawals. Loans from a participant's before-tax account are not taxable.

If the withdrawal is payable to a participant, the withholding requirements discussed previously apply. A participant can avoid the Federal withholding requirement by requesting a direct transfer rollover to an IRA or another tax qualified plan.


Possible Tax Advantages When Receiving a Lump Sum Distribution

If a participant receives a lump sum distribution of his or her account, he or she may be able to defer or reduce their tax liability.

In general, a participant can use only one of the following tax advantages:

1. Deferral of tax liability

If a participant leaves the Company and receives a withdrawal from his or her account, he or she may want to consider rolling all or part of the taxable amount into an IRA or into another employer=s tax qualified plan. By doing so, the participant can continue to defer paying taxes on the money. If the account would otherwise be subject to the 10% additional tax, this approach would let the participant avoid paying this additional tax if he or she leaves their money in the IRA or other plan until they are age 59-1/2

2. Reduction of tax liability

If a participant takes a lump sum distribution of his or her account, he or she may be entitled to special tax treatment such as five-year or ten-year averaging or long-term capital gains treatment.

If the participant was younger than 50 years old on January 1, 1986, five-year averaging tax treatment is currently available only once, and only if:

- the entire account balance is paid to the participant in one tax year after age 59-1/2, and
- the individual was a Plan participant for five or more years.

Under five-year averaging, the lump sum distribution is taxed in one year as if the participant had received it over five years and as if he or she had no other income during that time. The tax rate used is the one effective during the year the participant receives the distribution.

If a participant was age 50 or over as of January 1,1986, he or she is grandfathered under pre-1987 tax laws. This means that if the participant receives the entire balance of his or her account in one tax year, he or she will have a choice of:

- ten-year averaging under 1986 tax rates, or
- five-year averaging under the rates prevailing in the year he or she receives the money.

If a participant is grandfathered, he or she can use five-year or ten-year averaging at any time, but whichever method he or she chooses can only be used once. The participant can choose whichever method is best for him or her. However, to use either averaging method, he or she must have been a Plan participant for five or more years.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        EMPLOYEES' THRIFT PLAN OF
                                         COLUMBIA GAS SYSTEM



                                 By     /s/ M. W. O'Donnell
                                        ----------------------------------------
                                            M. W. O'Donnell
                                 Member, Thrift Plan Committee



June 30, 1997